Exhibit 12

GATX CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31
	2011	2010	2009	2008	2007
	In millions, except ratios
Earnings available for fixed charges:
Income from continuing operations before income taxes	$148.2	$97.4	$107.9	$267.6	$255.4
Add (deduct):
Share of affiliates’ earnings, net of distributions received	(11.4)	(1.5)	7.0	(34.4)	(36.3)
Total fixed charges	232.6	234.5	236.9	230.2	230.7

Total earnings available for fixed charges	$369.4	$330.4	$351.8	$463.4	$449.8

Fixed charges:
Interest expense	$169.6	$167.3	$168.0	$151.6	$141.4
Capitalized interest	—	—	—	—	0.1
Interest portion of operating lease expense	62.9	67.1	68.8	78.5	89.1
Preferred dividends on pre-tax basis	0.1	0.1	0.1	0.1	0.1

Total fixed charges	$232.6	$234.5	$236.9	$230.2	$230.7

Ratio of earnings to fixed charges	1.59	1.41	1.49	2.01	1.95

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